Exhibit 99.1

News Release
October 24, 2022

Turquoise Hill Board of Directors Continues to Unanimously Recommend that Minority Shareholders Vote FOR the Arrangement Resolution to Receive C$43.00 per share in Cash; a 67% Premium

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Failure of the transaction proceeding would result in Turquoise Hill shareholders foregoing 67% premium to the unaffected share price and Turquoise Hill needing to address several near-term financing and funding requirements

•	To learn more on how to vote your shares, go to www.turquoisehillacquisition.com

MONTREAL -- (BUSINESS WIRE) -- The independent directors of the Board of Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company” and the “Special Committee” respectively) today commented on Institutional Shareholder Services’ (“ISS”) recommendation in connection with the previously announced proposed plan of arrangement pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) would acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own for C$43.00 per share in cash (the “Arrangement”).

Turquoise Hill Board Chair, Peter Gillin, said, “This is a complex situation, and the ISS report acknowledges that in considering the Arrangement, that there are downside near-term risks that must be weighed by minority shareholders in considering how to vote.”

ISS in its report cautioned Turquoise Hill minority shareholders, stating:

•	“Ultimately, there are serious downside risks that would accompany non-approval of the proposal, and any shareholder voting against the deal should devote the time necessary to fully understand them.”
•	“…it is important to consider the downside risks of non-approval. As discussed above, there is an immediate risk that TRQ share price will decline.”
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“These equity issuances could not only be dilutive to minority shareholders, but they draw attention to another important consideration. Namely, TRQ would still be subject to development risks on a standalone basis.”

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

ISS ultimately determined that the discount to NAV implicit in the Rio Tinto offer price outweighed the downside risks that shareholders could face in rejecting the Arrangement. Mr. Gillin added, “Following almost six months of deliberations and with the assistance of its financial advisor, the independent directors comprising the Special Committee concluded that the price offered in the Arrangement is fair (including on the basis of NAV multiples) and provides a substantial premium to Minority Shareholders for relinquishing the future upside in the Oyu Tolgoi project while relieving them from the downside risks inherent in the further development and funding of the project.”

“The Special Committee, as did ISS, recognize that different shareholders have different risk tolerances and different outlooks on various factors. Ultimately each shareholder will make their own assessment and collectively determine whether the Arrangement is approved.”

The Board’s recommendation that minority shareholders vote FOR the transaction has been supported by two proxy advisory firms, Egan-Jones Proxy Services and Glass Lewis. In its report Egan-Jones said "Based on the review of publicly available information on strategic, corporate governance and financial aspects of the proposed transaction, Egan-Jones views the proposed transaction to be a desirable approach in maximizing shareholder value. After careful consideration, we believe that approval of the transaction is in the best interests of its shareholders and its advantages and opportunities outweigh the risks associated to the transaction. We recommend a vote FOR this Proposal."

In recommending FOR the transaction, Glass Lewis noted that the Company undertook a comprehensive review and concluded that, when balanced against the elevated risk profile, including near-term financing risks, “…Rio Tinto’s current offer represents a reasonable exit price and compelling market premium for minority shareholders…”

Recommendation of the Board Remains FOR the Arrangement Resolution

The Board of Directors (excluding the conflicted directors) continues to unanimously recommend that Turquoise Hill’s minority shareholders vote FOR the resolution to approve the Arrangement based on the comprehensive evaluation by the Special Committee, assisted by professional advisors, emphasizing the following:

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after an extensive review process, including a market canvass, the Special Committee did not identify any alternatives that were more attractive and determined that the transaction is the only value maximising option expected to be available to Turquoise Hill’s minority shareholders given Rio Tinto’s contractual rights and control position over the Company, the project and available financing alternatives;

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the all-cash offer of C$43.00 delivers certainty of value and immediate liquidity at a 67% premium to the unaffected closing share price on March 11, 2022, the last trading day prior to Rio Tinto’s initial proposal;

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in considering Rio Tinto’s offers, while the price of copper fell and the shares of our peer group declined by 35%, the independent Special Committee remained resolute in refusing to accept a transaction that would not fairly compensate minority shareholders for the long-term promise of Oyu Tolgoi. Through its robust and unwavering commitment, the Special Committee secured two increases in the offer price, for a total increase of C$9.00 or 26% relative to the C$34.00 that Rio Tinto offered in March 2022;

•	the C$43.00 per share offer is within the fair value range determined by the independent valuation of TD Securities Inc.; and
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the recommendation of the Special Committee takes into consideration the financing and funding risks as well as the potential challenges facing Turquoise Hill in the event the Arrangement is not approved.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Vote FOR the Transaction Today

Your vote is important no matter how many shares you own. Shareholders must vote prior to 10:30 a.m. (Montreal Time) on October 28, 2022.

For more details on how to vote, shareholders are encouraged to visit www.turquoisehillacquisition.com.

How To Vote

If you are a registered shareholder, we are asking you to take two actions.

First, your vote is important regardless of how many shares of Turquoise Hill you own. Shareholders are encouraged to vote in advance of the Meeting. If you are a registered shareholder, whether or not you plan to attend the Meeting, to vote your shares at the Meeting, you can either return a duly completed and executed form of proxy to the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”), Proxy Department, by mail at: TSX Trust, 1200-1 Toronto Street, Toronto, Ontario M5C 2V6, or TST Trust Company, 1600-2001 Robert-Bourassa Blvd.,  Montréal, Québec H3A 2A6, or via the internet at www.tsxtrust.com/vote-proxy not later than 10:30 a.m. (Montréal time) on October 28, 2022 or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting. If you hold shares through a broker, investment dealer, bank, trust company or other intermediary (a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

Second, if the Arrangement is approved and completed, before Rio Tinto can issue the consideration for your shares, the depositary will need to receive the applicable letter of transmittal completed by you if you are a registered shareholder, together with the certificates representing the shares and any additional documents that may be required. If you are a Beneficial Shareholder, you will receive payment for your shares through your financial intermediary if the Arrangement is completed.

Questions

If you have any questions about voting your proxy and the information contained in this press release in connection with the Meeting please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Meeting and potential risks facing the Company if the Arrangement is not completed.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals (including the minority approval) and court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals (including the minority approval) and court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Company’s management proxy circular dated September 27, 2022 (the “Circular”) and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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